Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	1450 McCandless Drive Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938

N e w s R e l e a s e

Investor Contacts:
Chartered U.S.:	Chartered Singapore:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com
CHARTERED COMPLETES PRIVATE PLACEMENT
OF US$300 MILLION OF UNITS
SINGAPORE – August 17, 2005 –Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) announced that it has completed its private placement of US$300 million of Units (the “Units Private Placement”), following approval of all the resolutions proposed at its extraordinary general meeting of shareholders (the “EGM”) held today. Chartered has placed the Units with the trading division of Goldman Sachs (Singapore) Pte.
The Units comprise convertible redeemable preference shares of par value US$0.01 each (the “Preference Shares”) and amortizing bonds due 2010 (the “Amortizing Bonds”), with an aggregate issue price of US$300 million. The US$300 million Units issuance comprises US$250 million of Units previously announced and US$50 million of additional Units purchased. The completion of the Units Private Placement has allowed Chartered to increase equity without immediately diluting Chartered’s ordinary shares (“Ordinary Shares”).
The Preference Shares will be convertible into new Ordinary Shares or, subject to certain limitations, American Depositary Shares of Chartered at the election of their holders, at a conversion price of US$0.8719 per Ordinary Share versus today’s closing share price of US$0.7185 (based on yesterday’s US$/S$ exchange rate of US$0.6038 per S$1.00) per Ordinary Share. The conversion premium of the Preference Shares results in less dilution to the Ordinary Shares compared to an offering of Ordinary Shares.

Chartered issued an initial principal amount of approximately US$47 million of Amortizing Bonds. The Amortizing Bonds will pay semi-annual cash payments of US$5.47 million per payment, as a combination of principal and interest, on February 17 and August 17 of each year, beginning on February 17, 2006, and will amortize to zero at maturity on August 17, 2010.
Chartered intends to use the net proceeds from the Units Private Placement primarily to repay some of its current debt with the remainder to be used for other working capital and general corporate purposes.
At the EGM which concluded today, Chartered’s shareholders approved (1) an increase in Chartered’s authorized share capital by the creation of the new Preference Shares, (2) an amendment to Chartered’s articles of association to incorporate the terms of the Preference Shares and (3) the issuance of the Preference Shares and the Ordinary Shares issuable upon conversion of the Preference Shares.
This press announcement does not constitute an offer of any securities for sale. The Units, and the Preference Shares (and the Ordinary Shares issuable upon conversion thereof) and the Amortizing Bonds comprising the Units, have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements.
About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. Chartered further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, Chartered operates a 300mm fabrication facility and four 200mm facilities.
Unless otherwise specified, references to “US$” are to the lawful currency of the United States of America and references to “S$” are to the lawful currency of the Republic of Singapore.
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